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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *05889*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____10-01-14_____AND ENDING_____09-30-15_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    One Franklin Parkway

FIRM I.D. NO.

(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Elaine Sabatino

    (650)312-3239

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    PricewaterhouseCoopers, L.L.P.

(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Elaine Sabatino_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Franklin/Templeton Distributors, Inc._____ , as of _September 30_____ , 20_15_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Chief Financial Officer_____
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
this _\2___ day of _November_ _2015_
by _____ Sabatino Elaine Jennings
proved to me on the basis of satisfactory evidence
to be the person who appeared before me.

_____
Notary Public

LINDA LE
COMM. # 2085380
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. NOV. 6, 2018

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Franklin/Templeton Distributors, Inc. and Subsidiaries
Report on Audit of Consolidated Statement of Financial Condition
September 30, 2015



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin/Templeton Distributors, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Franklin/Templeton Distributors, Inc. and its subsidiaries (the "Company") at September 30, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
November 12, 2015

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2015

Assets

Cash and cash equivalents	$	421,559,789
Receivables		233,032,356
Investments (including $1,584,050 at fair value)		1,795,066
Deferred sales commissions, net		27,394,363
Due from parent and affiliates		73,631,396
Property and equipment, net		2,762,951
Goodwill and other intangible assets		551,858,135
Other		996,343
Total Assets	$	**1,313,030,399**

Liabilities and Stockholder's Equity

Liabilities

Sales and distribution fees payable	$	124,087,335
Accounts payable and accrued expenses		86,796,012
Due to affiliates		31,326,924
Income taxes payable to parent		17,447,476
Income taxes payable to authorities		58,488,379
Deferred taxes, net		109,942,334
Total liabilities		428,088,460

Commitments and Contingencies (Note 11)

Stockholder's Equity

Common stock, $1.00 par value, 20,000 shares authorized;	
2,355 shares issued and outstanding	2,355
Capital in excess of par value	111,705,378
Retained earnings	773,226,743
Accumulated other comprehensive income	7,463
Total stockholder's equity	884,941,939
Total Liabilities and Stockholder's Equity	$ 1,313,030,399

See Notes to Consolidated Statement of Financial Condition.

Franklin/Templeton Distributors, Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
September 30, 2015

1. Business

Nature of Operations

Franklin/Templeton Distributors, Inc. ("FTDI" and collectively with its subsidiaries, the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). FTDI is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer and serves as the principal underwriter and distributor for various U.S.-registered mutual funds sponsored by Franklin for which it receives commissions and distribution fees. FTDI is a member of the Financial Industry Regulatory Authority ("FINRA"), which is the designated examining authority of U. S. broker/dealers, and the Securities Investor Protection Corporation.

FTDI does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker/dealers on a fully-disclosed basis.

FTDI's wholly-owned subsidiaries, Franklin Mutual Advisers, LLC ("FMA") and Franklin Advisory Services, LLC, are registered investment advisers with the SEC. These companies derive substantially all of their operating revenues and net income from providing investment management services to investment funds, institutional accounts and separately-managed accounts sponsored by Franklin (collectively, the "sponsored investment products" or "SIPs"). Services to the SIPs are provided under contracts that set forth the level and nature of the fees to be charged for these services. The majority of the Company's revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's board of directors/trustees and/or its shareholders.

FTDI had another wholly-owned subsidiary, Franklin Investment Advisory Services, LLC ("FIAS"), which was liquidated in March 2015 and had minimal business activity during the fiscal year ended September 30, 2015 ("fiscal year 2015"). FIAS distributed its net assets of $69.6 million to FTDI, which subsequently distributed the amount in cash to Franklin. The transaction had no impact on FTDI's net capital as determined under the SEC's Uniform Net Capital Rule 15c3-1 ("the Net Capital Rule").

Risks and Uncertainties

Global financial markets experienced volatility during fiscal year 2015 and declined sharply in the fourth fiscal quarter amid worries about the economic slowdown in China and other emerging markets and the impact on global growth.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its global compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as well as other legislative and regulatory changes, impose restrictions and limitations on the Company, resulting in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as further implementing rules are adopted and become effective.

Franklin/Templeton Distributors, Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
September 30, 2015

---

2. **Significant Accounting Policies**

    Basis of Presentation
    The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 12, 2015, which is the date that the consolidated statement of financial condition was issued.

    Consolidation
    The consolidated statement of financial condition includes the accounts of FTDI and its subsidiaries and variable interest entities ("VIEs") in which it has a controlling financial interest. The Company has a controlling financial interest when it owns a majority of the voting interest in an entity or when it is the primary beneficiary of a VIE. All material intercompany accounts and transactions have been eliminated.

    A VIE is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment.

    The Company is the primary beneficiary of a VIE if it has the majority of the risks or rewards of ownership, which it determines using expected cash flow scenarios. The key assumption used in the analysis is the net asset value of the entity.

    Fair Value Measurements
    The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels are recognized at the end of each quarter.

    Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

    Level 2   Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are generally obtained from two independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data. Quoted prices are validated through price variance analysis, subsequent sales testing, stale price review, price comparison across pricing vendors and due diligence reviews of third-party vendors.

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Franklin/Templeton Distributors, Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
September 30, 2015

Level 3   Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability.

The Company records the majority of its investments at fair value on a recurring basis. Fair values are estimated for disclosure purposes for financial instruments that are not measured at fair value.

Cash and Cash Equivalents
Cash and cash equivalents consist of deposits with financial institutions and money market funds sponsored by Franklin. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Deposits with three financial institutions exceeded Federal Deposit Insurance Corporation insured limits by a total of $2,261,046 at September 30, 2015, representing a concentration of credit risk

Receivables
Receivables primarily consist of fees receivable from SIPs and are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, the carrying values of these assets approximate fair value.

Investments
Investments consist primarily of investment securities, available-for-sale, which are debt securities and carried at fair value. Realized gains and losses are included in investment income using the average cost method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized. The fair value of the securities is determined using independent third-party broker or dealer price quotes, and they are classified as Level 2.

Other investments consist of an equity investment in an entity over which the Company is unable to exercise significant influence and is not marketable. The investment is accounted for under the cost method.

Impairment of Investments
Investments are evaluated for other-than-temporary impairment on a quarterly basis when the cost of an investment exceeds its fair value. For debt securities, if the Company intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost, the entire impairment is recorded in earnings. If the Company does not intend to sell or it is not more likely than not that it will be required to sell the security before anticipated recovery of its amortized cost, the impairment is separated into the amount of the total impairment related to the credit loss and the amount of the total impairment related to all other factors. The credit loss component is the difference between the security's amortized cost and the present value of the expected cash flows, and is recognized in earnings. Losses related to all other factors are recognized in accumulated other comprehensive income.

Deferred Sales Commissions, net
Sales commissions paid to broker/dealers and other investment advisers in connection with the sale of shares of mutual funds sold without a front-end sales charge to investors are capitalized as deferred sales commission assets ("DCA"). The DCA is amortized over the estimated period in which it will be

5

recovered from distribution and service fee revenues and contingent deferred sales charges, generally over twelve to eighteen months, depending on share class.

The Company evaluates DCA for recoverability on a periodic basis using undiscounted future cash flows. The future cash flows estimates include assumptions about average net asset values and shareholder redemption rates.

Property and Equipment, net
Property and equipment, net are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from three to 15 years. Expenditures for repairs and maintenance are charged to expense when incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Property and equipment is tested for impairment when there is an indication that the carrying amount of an asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying value. When an asset is determined to not be recoverable, the impairment is measured based on the excess, if any, of the carrying value of the asset over its respective fair value. Fair value is determined by discounted future cash flows models, appraisals or other applicable methods.

Goodwill and Other Intangible Assets
Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Other intangible assets consist of acquired mutual fund management contracts for which there is no foreseeable limit on the contract period and are determined to have an indefinite useful life.

Goodwill and indefinite-lived intangible assets are tested for impairment annually and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit or indefinite-lived intangible asset below its carrying value. The Company has one reporting unit, investment management and related services, consistent with its single operating segment, to which all goodwill has been assigned.

Goodwill and indefinite-lived intangible assets may first be assessed for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on the key assumptions used in the determination of the fair value of the reporting unit or indefinite-lived intangible asset. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the related reporting unit is less than its carrying value or an indefinite-lived intangible asset is impaired, or if a qualitative assessment is not performed.

The quantitative goodwill impairment test involves a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of any impairment. In the second step, impairment is computed by comparing the implied fair value of the reporting unit goodwill with the carrying value of the goodwill.

The quantitative indefinite-lived intangible assets impairment test compares the fair value of the asset to its carrying value. If the carrying value is higher than the fair value, impairment is recognized in the amount of the difference in values.

In estimating the fair value of the reporting unit and indefinite-lived intangible assets, the Company uses valuation techniques based on an income approach under which future cash flows are discounted. The future cash flow estimates include assumptions about revenue and assets under management ("AUM") growth rates, the pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on the Company's weighted average cost of capital.

Income Taxes

The Company is included in the consolidated U.S. federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its consolidated statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company and reflected in stockholder's equity. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

One further exception to the separate company method applies to certain deferred tax liabilities related to long lived intangible assets. Franklin views these deferred tax liabilities as having an indefinite reversal nature. Pursuant to the Agreement, in years in which the Company generated tax losses, this deferred tax liability was settled by Franklin via a deemed capital contribution.

Consistent with the separate company method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated statement of financial condition using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

3. New Accounting Guidance

Accounting Guidance Adopted During Fiscal Year 2015

On October 1, 2014, the Company adopted new Financial Accounting Standards Board ("FASB") guidance that requires an entity to report significant reclassifications out of accumulated other comprehensive income by component either on the face of the financial statements or in the notes. The adoption of the guidance did not have a material impact on the Company's consolidated statement of financial condition.

Franklin/Templeton Distributors, Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
September 30, 2015

New Accounting Guidance Not Yet Adopted

In February 2015, the FASB issued an amendment to the existing consolidation guidance. The amendment modifies the consolidation framework for certain investment entities and all limited partnerships. It also eliminates certain criteria used to determine whether fees paid to a decision maker are a variable interest. The amendment allows for either a full retrospective or modified approach at adoption, and is effective for the Company beginning in the fiscal year ending September 30, 2018. The Company does not expect the adoption of the amendment to have a material impact on its consolidated statement of financial condition.

4. Investments

Investments consisted of the following at September 30, 2015:

	Amount
Investment securities, available-for-sale	
Securities of U.S. states and political subdivisions	$ 1,584,050
Other investments	211,016
Total	**$ 1,795,066**

As of September 30, 2015, investment securities, available-for-sale had a cost basis of $1,507,193, gross unrealized gains of $76,857 and a contractual maturity of 2.5 years.

The net unrealized holding losses on investment securities, available-for-sale included in accumulated other comprehensive income were $251,474 for fiscal year 2015.

5. Fair Value Measurements

Assets measured at fair value on a recurring basis at September 30, 2015 consisted of debt securities of $1,584,050 and were classified as Level 2. There were no transfers between levels during fiscal year 2015.

Financial instruments that were not measured at fair value at September 30, 2015 included cash and cash equivalents, for which the carrying value and estimated fair value were $421,559,789.

6. Deferred Sales Commissions

Deferred sales commissions at September 30, 2015 were as follows:

	Gross Deferred Commission Assets	Accumulated Amortization	Net
Deferred sales commissions	$ 102,012,355	$ (74,617,992)	$ 27,394,363

Franklin/Templeton Distributors, Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
September 30, 2015

7. **Property and Equipment**

Property and equipment consisted of the following at September 30, 2015:

	Amount	Useful Lives in Years
Furniture, software and equipment	$ 11,129,968	3 – 5
Leasehold improvements	2,796,637	10 –15
Total cost	13,926,605	
Less: accumulated depreciation and amortization	(11,163,654)	
Property and Equipment, Net	**$ 2,762,951**	

8. **Goodwill and Other Intangible Assets**

There were no changes in the carrying values of goodwill of $119,405,181 and indefinite-lived intangible assets of $432,452,954 during fiscal year 2015. The Company's annual impairment tests of goodwill and indefinite-lived intangible assets as of August 1, 2015 indicated that there was no impairment of these assets. The Company performed qualitative assessments of the valuation of goodwill and indefinite-lived intangible assets and concluded it is more likely than not that the fair values of the reporting unit and the indefinite-lived intangible assets exceed their carrying values. Subsequent to August 1, 2015, volatility in the capital markets resulted in a decrease in the Company's assets under management. However, there was no resulting impairment as the Company determined that the change in circumstances did not more likely than not reduce the fair value of the reporting unit or the indefinite-lived intangible assets below their carrying values.

9. **Taxes on Income**

In fiscal year 2015, income taxes payable for federal and state purposes were reduced by tax benefits of $1,877,540 associated with employee stock-based compensation plans. The benefits were recorded as an increase in capital in excess of par value.

The significant components of deferred tax assets and deferred tax liabilities at September 30, 2015 were as follows:

Franklin/Templeton Distributors, Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
September 30, 2015

	Amount
Deferred Tax Assets	
Deferred compensation and employee benefits	$ 14,102,526
Tax benefits for uncertain tax positions	2,909,592
Interest accrual	465,992
Net operating loss and tax credit carry-forwards	698,201
Other	227,211
Total deferred tax assets	18,403,522
Deferred Tax Liabilities	
Amortization of purchased intangibles	116,834,472
Deferred commissions	10,560,642
Other	950,742
Total deferred tax liabilities	128,345,856
Net Deferred Tax Liability	**$ 109,942,334**

At September 30, 2015, Franklin had fully utilized all of the Company's federal and California state net operating loss carry-forwards. The Company maintains memorandum accounting for its federal and California state net operating loss carry-forwards.

At September 30, 2015, there were $503,787 in state net operating loss carry-forwards which expire between 2020 and 2024 and $1,024,963 in other state tax credits expiring in 2026.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits for fiscal year 2015 is as follows:

	Amount
Balance at September 30, 2014	$ 12,297,782
Additions for tax positions of prior years	342,046
Reductions for tax positions of prior years	(723,717)
Additions for tax positions related to the current year	3,864,738
Expiration of statute of limitations	(2,627,041)
Balance at September 30, 2015	**$ 13,153,808**

If recognized, all of this amount, net of any deferred tax benefits, would favorably affect the Company's effective income tax rate in future periods.

Accrued interest on uncertain tax positions at September 30, 2015 was $1,208,787, and is not presented in the unrecognized tax benefits table above.

Franklin/Templeton Distributors, Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
September 30, 2015

The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of September 30, 2015 could decrease by $5,168,752 within the next twelve months as a result of the expiration of statutes of limitations in the U.S. federal and certain U.S. state and local tax jurisdictions.

The Company is subject to examination by the taxing authorities in multiple jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: the State of California 2007 to 2015; the State of New Jersey 2011 to 2015; the States of Florida and New York, City of New York and U.S. federal 2012 to 2015.

10. Variable Interest Entities

The Company had a variable interest in one VIE, for which the Company was not the primary beneficiary. The Company sold its investment in the VIE during fiscal year 2015. As of September 30, 2015 the Company has no interests in any VIEs.

11. Commitments and Contingencies

Legal Proceedings
The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity. In management's opinion, an adequate accrual has been made as of September 30, 2015 to provide for any probable losses that may arise from such matters for which the Company could reasonably estimate an amount.

Leases
The Company leases office space primarily under long-term operating leases expiring in fiscal years 2020 and 2026.

Future minimum lease payments under the non-cancelable leases were as follows at September 30, 2015:

for the fiscal years ending September 30,	Amount
2016	1,468,670
2017	1,520,562
2018	1,527,539
2019	1,534,736
2020	1,542,196
Thereafter	1,695,038
Total	$ 9,288,741

12. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP") and the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP").

Franklin/Templeton Distributors, Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
September 30, 2015

The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP, the USIP and the ESIP.

The Company's liability to Franklin for stock-based compensation as of September 30, 2015 was $1,833,835 and is included in accounts payable and accrued expenses in the consolidated statement of financial position.

Stock and Stock Unit Awards
Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and its consolidated subsidiaries, its funds and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. There are 120.0 million shares authorized under the USIP, of which 27.2 million shares were available for grant at September 30, 2015.

Stock awards generally entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. Awards generally vest based on the passage of time or the achievement of predetermined Franklin financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of the award tied to such performance measure is forfeited.

Stock and stock unit award activity was as follows during fiscal year 2015:

	Shares		Weighted- Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2014	305,770	$	49.1
Granted	287,250		55.68
Vested	(288,782)		49.76
Forfeited/canceled	(10,517)		54.25
Transferred in, net	5,713		52.93
Nonvested Balance at September 30, 2015	**299,434**	**$**	**54.67**

Total unrecognized compensation expense related to nonvested stock and stock unit awards, net of estimated forfeitures, was $14.3 million at September 30, 2015. This cost is expected to be recognized over a remaining weighted-average vesting period of 1.6 years. The total fair value of stock and stock unit awards vested during fiscal year 2015 was $12.2 million.

Franklin generally does not repurchase shares upon vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

Employee Stock Investment Plan

Franklin/Templeton Distributors, Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
September 30, 2015

The ESIP allows eligible participants to buy shares of Franklin's common stock at a discount of its market value on defined dates. A total of 0.6 million shares were issued by Franklin under the ESIP during fiscal year 2015, and 5.2 million shares were reserved for future issuance at September 30, 2015.

13.   Related Party Transactions

The Company enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates and due from parent and affiliates relate to these transactions.

At September 30, 2015, an unsecured credit agreement was in place under which FMA may lend to Franklin amounts up to a maximum of $500 million. Amounts loaned under this agreement earn interest at 1-month LIBOR plus 0.375% per annum. The expiration date of the agreement is November 15, 2016 unless terminated by mutual written consent of FMA and Franklin. At September 30, 2015, $50 million was receivable under this agreement and was included in due from parent and affiliates in the consolidated statement of financial condition.

14.   Net Capital Requirement

FTDI is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. FTDI elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since FTDI does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2015, FTDI had net capital of $126,692,782, which was $126,442,782 in excess of its minimum requirement.

All customer transactions are cleared through other broker/dealers on a fully disclosed basis. Therefore, FTDI is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

FTDI claims exemption from SEC Rule 15c3-3 based upon paragraph k(1) of the Rule.



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin/Templeton Distributors, Inc.:

We have reviewed Franklin/Templeton Distributors, Inc.'s (the "Company") assertions, included in the accompanying Exemption Report Pursuant to Rule 17a-5, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended September 30, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended September 30, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

San Francisco, California
November 12, 2015

Exemption Report
Franklin/Templeton Distributors, Inc.

Franklin/Templeton Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Franklin/Templeton Distributors, Inc.

I, Elaine J. Sabatino, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

November 12, 2015



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin/Templeton Distributors, Inc.:

We have reviewed Franklin/Templeton Distributors, Inc.'s (the "Company") assertions, included in the accompanying Exemption Report Pursuant to Rule 17a-5, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended September 30, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended September 30, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

San Francisco, California
November 12, 2015

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Exemption Report
Franklin/Templeton Distributors, Inc.

Franklin/Templeton Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Franklin/Templeton Distributors, Inc.

I, Elaine J. Sabatino, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

November 12, 2015